October 24 2012
Mrs Tiffany Piland Attorney
Division of Corporation Finance
US Securities and Exchange Commission
Re Hull Energy, Inc.
Delinquent filings in reference to Form 8K filed October 5, 2012
File No. 033 30158 A
Dear Mrs. Piland,
I am in receipt of your notice dated October 12, 2012 regarding delinquent filings. I have just recently taken control of the company and I am currently in the midst of updating its financials and reporting and have been working with its former officers, accountant, and attorney to bring all records up to date. With eight hundred shareholders of record at this time I would respectfully request an extension through December 7, 2012 to complete this work. If there is any additional information or assurance you would like in order to grant me the required time I will be happy to provide.
Sincerely,
Jeffrey M. Canouse
CEO
Hull Energy, Inc.